Exhibit 99.1

Lion Announces New Corporate Headquarters in Singapore

Singapore, March 16, 2022 /PRNewswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services and developer of new growth products that include SPAC sponsorship, NFT, and metaverse-related initiatives, today announced the Company has relocated its headquarters to Singapore. The new headquarters address is: 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693, phone: +65 88773871.

“Singapore is one of the major financial centers in the world, with stable political policies, economic growth and social environment, along with a low tax rate. It has also developed a sizeable foreign trade, financial industry and banking industry, which will benefit long-term growth opportunities for Lion.” Mr. Wang Chunning (Wilson), Chief Executive Officer of Lion said, “To enhance fund security and investor confidence, Lion International Financial (Singapore) Pte Ltd., a subsidiary of the Company, obtained a capital market service license issued by the Monetary Authority of Singapore in October 2021. We believe our corporate relocation enables Lion to explore new business opportunities in Southeast Asia as part of our strategic expansion plan.”

About Lion

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in one, state-of-the-art trading platform that offer a wide spectrum of products and services, including (i) total return service (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) insurance brokerage, and (iv) futures and securities brokerage. In addition, Lion owns a professional and experienced SPAC sponsorship team to become a leader in the SPAC arena, helping guide private companies through their listing journey while creating value for Lion itself. Lion is also fully committed to building the world’s top one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplace and entering metaverse space through blockchain technology. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: our goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand our service offerings; our future business development, financial condition and results of operations; expected changes in our revenues, costs or expenditures; the impact of the COVID-19 pandemic; competition in our industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2020. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding
Tel: +65 88773871
Email: ir@liongrouphl.com

ICR, LLC
William Zima
Tel: +1 203 682 8233
Email: ir@liongrouphl.com